Akin Gump Strauss Hauer & Feld LLP 1111 Louisiana Street 44th Floor Houston, TX 77002	T +1 713.220.5800 F +1 713.236.0822 akingump.com
W. Robert Shearer
+1 713.220.5812/fax: +1 713.236.0822
wshearer@akingump.com
January 19, 2024
CONFIDENTIAL SUBMISSION
VIA EDGAR
Draft Registration Statement
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TWFG, Inc.
Confidential Draft Registration Statement on Form S-1
Ladies and Gentlemen:
On behalf of TWFG, Inc., a Delaware corporation (the “Company”), we hereby submit for confidential nonpublic review under Section 6(e) of the Securities Act of 1933, as amended, a draft Registration Statement on Form S-1 (the “Draft Registration Statement”), relating to the offer and sale by the Company of the Company’s Class A common stock, par value $0.01 per share.
Pursuant to Title 1, Section 101 of the JOBS Act, and as disclosed in the Draft Registration Statement, the Company is an “emerging growth company” that has total annual gross revenues of less than $1,235,000,000 during its most recently completed fiscal year and is therefore permitted to make this confidential submission of the Draft Registration Statement for review.
Please note that, in accordance with the Staff’s Processing Procedures for Draft Registration Statements and the Staff’s Compliance and Disclosure Interpretation 101.04, the Company has elected to omit from its Draft Registration Statement consolidated financial statements as of and for the nine months ended September 30, 2023 and 2022, as well as for the year ended December 31, 2021 because the Company reasonably believes that such consolidated financial statements will not be required to be presented separately at the time of the contemplated offering.
If you have any questions or require additional information in the course of your review of the enclosed Draft Registration Statement, please call me at (713) 220-5812 or, in my absence, John Goodgame at (713) 220-8144 or Shar Ahmed at (713) 220-8126.

U.S. Securities and Exchange Commission
January 19, 2024

Sincerely,

/s/ W. Robert Shearer

W. Robert Shearer

cc:	TWFG, Inc.
Richard F. Bunch III
Katherine Nolan
Janice Zwinggi
Julie E. Benes